                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                             MARCAM SOLUTIONS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    56614A107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

      Mr. Anupam Dokeniya, 250 Engamore Lane, Suite 102, Norwood, MA 02062,
                                 (781) 551-5835
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  MAY 20, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13D-1(g), check the following box. / /

     NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  2  OF  17  PAGES
---------------------                               ----------------------------


--------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)
    NSA INVESTMENTS, LLC
    04-3438346

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a) / /
                                                     (b) /X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    WC

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    MASSACHUSETTS

--------------------------------------------------------------------------------

    Number of                  7      Sole Voting Power

     Shares                                603,758
                           -----------------------------------------------------
  Beneficially                 8      Shared Voting Power

    Owned by                               - 0 -
                           -----------------------------------------------------
     Each                      9      Sole Dispositive Power

   Reporting                               603,758
                           -----------------------------------------------------
  Person With                 10      Shared Dispositive Power

                                           - 0 -
--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    603,758
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    7.8%
--------------------------------------------------------------------------------
 14 Type of Reporting Person

    OO
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  3  OF  17  PAGES
---------------------                               ----------------------------


--------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    MR. ANUPAM DOKENIYA

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a)/ /
                                                     (b)/X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    PF
--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    INDIA

--------------------------------------------------------------------------------

    Number of                  7      Sole Voting Power
                                           1,000
     Shares
                           -----------------------------------------------------
   Beneficially                8      Shared Voting Power
                                           603,758
    Owned by
                           -----------------------------------------------------
      Each                     9      Sole Dispositive Power
                                           1,000
   Reporting
                           -----------------------------------------------------
  Person With                 10      Shared Dispositive Power
                                           603,758

--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    604,758
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    7.8%

--------------------------------------------------------------------------------
 14 Type of Reporting Person

    IN
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  4  OF  17  PAGES
---------------------                               ----------------------------

--------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    MR. PRASHANTH PALAKURTHI

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a) / /
                                                     (b) /X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    N/A

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    INDIA

--------------------------------------------------------------------------------
    Number of                  7      Sole Voting Power
                                           - 0 -
    Shares
                           -----------------------------------------------------
  Beneficially                 8      Shared Voting Power
                                           603,758
   Owned by
                           -----------------------------------------------------
    Each                       9      Sole Dispositive Power
                                           - 0 -
  Reporting
                           -----------------------------------------------------
    Person With               10      Shared Dispositive Power
                                           603,758

--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    603,758

--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    7.8%

--------------------------------------------------------------------------------
 14 Type of Reporting Person

    IN
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  5  OF  17  PAGES
---------------------                               ----------------------------

--------------------------------------------------------------------------------

 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    MR. RAMGOPAL RAO

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a) / /
                                                     (b) /X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    N/A

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    CALIFORNIA
--------------------------------------------------------------------------------
    Number of                  7       Sole Voting Power
                                           - 0 -
     Shares
                           -----------------------------------------------------
   Beneficially                8      Shared Voting Power
                                           603,758
    Owned by
                           -----------------------------------------------------
      Each                     9      Sole Dispositive Power
                                           - 0 -
   Reporting
                           -----------------------------------------------------
   Person With                10      Shared Dispositive Power
                                           603,758
--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    603,758

--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares / /

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    7.8%

--------------------------------------------------------------------------------
 14 Type of Reporting Person

    IN
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  6  OF  17  PAGES
---------------------                               ----------------------------

--------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    MR. VIJAY JOSHI

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a) / /
                                                     (b) /X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    N/A

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    INDIA

--------------------------------------------------------------------------------
    Number of                  7      Sole Voting Power
                                           - 0 -
     Shares
                           -----------------------------------------------------
  Beneficially                 8      Shared Voting Power
                                           - 0 -
   Owned by
                           -----------------------------------------------------
      Each                     9      Sole Dispositive Power
                                           - 0 -
   Reporting
                           -----------------------------------------------------
   Person With                10      Shared Dispositive Power
                                           - 0 -

--------------------------------------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    - 0 -

--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    0.0%

--------------------------------------------------------------------------------
 14 Type of Reporting Person

    IN
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  7  OF  17  PAGES
---------------------                               ----------------------------

--------------------------------------------------------------------------------
 1 Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only)

    TECHLEAD CORPORATION

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group (a) / /
                                                     (b) /X/

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds

    N/A

--------------------------------------------------------------------------------
 5 Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) / /

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization

    MASSACHUSETTS

--------------------------------------------------------------------------------
    Number of                  7      Sole Voting Power
                                           - 0 -
     Shares
                           -----------------------------------------------------
   Beneficially                8      Shared Voting Power
                                           - 0 -
    Owned by
                           -----------------------------------------------------
       Each                    9      Sole Dispositive Power
                                           - 0 -
    Reporting
                           -----------------------------------------------------
   Person With                10      Shared Dispositive Power
                                           - 0 -

                           -----------------------------------------------------
 11 Aggregate Amount Beneficially Owned by Each Reporting Person

    - 0 -
--------------------------------------------------------------------------------
 12 Check if the Aggregate Amount in Row (11) Excludes Certain Shares

--------------------------------------------------------------------------------
 13 Percent of Class Represented by Amount in Row (11)

    0.0%
--------------------------------------------------------------------------------
 14 Type of Reporting Person

    CO
--------------------------------------------------------------------------------

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  8  OF  17  PAGES
---------------------                               ----------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement on Schedule 13D relates to shares of Common Stock, $.01 par value per share (the "Common Stock") of Marcam Solutions, Inc., a Delaware corporation (the "Corporation"). The principal executive offices of the Corporation are located at 95 Wells Avenue, Newton, MA 02459.

ITEM 2.  IDENTITY AND BACKGROUND.

(a) This statement is being filed jointly by NSA Investments, LLC ("NSA"), Anupam Dokeniya ("Dokeniya"), Prashanth Palakurthi ("Palakurthi"), Ramgopal Rao ("Rao"), Vijay Joshi ("Joshi") and Techlead Corporation ("Techlead;" NSA, Dokeniya, Palakurthi, Rao, Joshi and Techlead are hereinafter sometimes collectively referred to as the "Reporting Parties"). The Reporting Parties may be deemed to be a group beneficially owning, in the aggregate, 604,578 shares of the Common Stock (the "Securities"), or approximately 7.8% of the outstanding shares of Common Stock of the Corporation, within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act").

         The filing of this Schedule shall not be construed as an admission that any of the Reporting Parties is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Party or that the Reporting Parties are acting as a group within the meaning of Section 13(d) of the Act.

(b),(c) NSA is primarily engaged in investment activities. Dokeniya, Palakurthi and Rao each hold 33 1/3% of the Class A membership interests of NSA. Dokeniya holds 12.36% of the Class B membership interests of NSA. Palakurthi and Rao each hold 14.66% of the Class B membership interests of NSA. Joshi holds 10.11% of the Class B membership interests of NSA. Techlead holds 48.2% of the Class B membership interests of NSA. NSA's, Dokeniya's, Palakurthi's and Joshi's principal address is 250 Engamore Lane, Suite 102, Norwood, MA 02062. Rao's principal address is 28 Fortuna East, Irvine, CA 92620. Techlead is primarily engaged in investment activities and its principal place of business is 1420 Providence Highway, Suite 266, Norwood, MA 02062.

(d),(e) None of the Reporting Parties during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dokeniya, Palakurthi and Joshi are citizens of India and Rao is a citizen of the USA.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The aggregate purchase price of the Securities, except for the 1,000 shares of Common Stock owned directly by Dokeniya (the Dokeniya Shares"), was approximately $2,365,000. The Securities, except for the Dokeniya Shares, were purchased in the open market by NSA using its working capital, which was and is composed by capital contributions of Dokeniya, Palakurthi, Rao, Joshi and Techlead.

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  9  OF  17  PAGES
---------------------                               ----------------------------

         The Dokeniya Shares were purchased by Dokeniya in the open market using his personal funds. The aggregate purchase price for the Dokeniya Shares was $2,500.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Parties have acquired the Securities because, in their opinion, such Securities have recently been undervalued by the market.

         Any of the Reporting Parties may acquire additional shares of Common Stock or other securities of the Corporation (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Additionally, the Reporting Parties reserve the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. The possible activities of the Reporting Parties are subject to change at any time.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a),(b)

      (i)  NSA:

             (a)  Amount beneficially owned:  603,578

             (b)  Percent of class:  7.8%.

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote:  603,578

                   (ii)  Shared power to vote or to direct the vote:  - 0 -

                   (iii) Sole power to dispose or to direct the disposition of:
                         603,578

                   (iv) Shared power to dispose or to direct the disposition of: - 0 -

      (ii) Dokeniya:

             (a)  Amount beneficially owned:  604,578

             (b) Percent of class: 7.8% (rounded).

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote: 1,000

                   (ii)  Shared power to vote or to direct the vote:  603,758

                   (iii) Sole power to dispose or to direct the disposition of:
                         1,000

                   (iv) Shared power to dispose or to direct the disposition of: 603,758

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  10  OF  17  PAGES
---------------------                               ----------------------------

      (iii) Palakurthi:

             (a)  Amount beneficially owned:   603,758

             (b)  Percent of class:   7.8%

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote:   - 0 -

                   (ii)  Shared power to vote or to direct the vote:  603,758

                   (iii) Sole power to dispose or to direct the disposition of:
                         - 0 -

                   (iv) Shared power to dispose or to direct the disposition of: 603,758

      (iv) Rao:

             (a)  Amount beneficially owned:   603,758

             (b)  Percent of class:  7.8%

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote:   - 0 -

                   (ii)  Shared power to vote or to direct the vote:  603,758

                   (iii) Sole power to dispose or to direct the disposition of:
                         - 0 -

                   (iv) Shared power to dispose or to direct the disposition of: 603,758

      (v)  Joshi:

             (a)  Amount beneficially owned:   - 0 -

             (b)  Percent of class:  0.0%

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote:   - 0 -

                   (ii)  Shared power to vote or to direct the vote:  - 0 -

                   (iii) Sole power to dispose or to direct the disposition of:
                         - 0 -

                   (iv) Shared power to dispose or to direct the disposition of: - 0 -

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  11  OF  17  PAGES
---------------------                               ----------------------------

      (vi) Techlead:

             (a)  Amount beneficially owned:   - 0 -

             (b)  Percent of class:  0.0%

             (c) Number of shares as to which the person has:

                   (i)   Sole power to vote or to direct the vote:   - 0 -

                   (ii)  Shared power to vote or to direct the vote:  - 0 -

                   (iii) Sole power to dispose or to direct the disposition of:
                         - 0 -

                   (iv) Shared power to dispose or to direct the disposition of: - 0 -


(c) From April 22, 1999 until June 2, 1999, NSA purchased on the open market on Nasdaq 603,578 shares of Common Stock of the Corporation as described on Exhibit B hereto, which is incorporated herein by reference.

         From April 14, 1999 until June 2, 1999, Dokeniya purchased net on the open market on Nasdaq 1,000 shares of Common Stock of the Corporation.

(d),(e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not applicable.

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  12  OF  17  PAGES
---------------------                               ----------------------------

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A:        Joint Filing Agreement dated as of June 3, 1999 by and
                  among NSA Investments, LLC, Anupam Dokeniya, Prashanth
                  Palakurthi, Ramgopal Rao, Vijay Joshi and Techlead
                  Corporation, together with a Power of Attorney of Ramgopal Rao and Vijay Joshi.

Exhibit B:        NSA's Transactions in the Common Stock of the Corporation in
                  the past 60 days.

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  13  OF  17  PAGES
---------------------                               ----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                NSA INVESTMENTS, LLC


Date:      June 3,   1999       By: /s/ Anupam Dokeniya
     ---------------               ------------------------------------
                                Name: Anupam Dokeniya
                                Title: a Manager



Date:      June 3,   1999       /s/ Anupam Dokeniya
     ---------------            ---------------------------------------
                                ANUPAM DOKENIYA


Date:      June 3,   1999       /s/ Prashanth Palakurthi
     ---------------            ---------------------------------------
                                PRASHANTH PALAKURTHI


Date:      June 3,   1999       /s/ Ramgopal Rao
     ---------------            ---------------------------------------
                                RAMGOPAL RAO


Date:      June 3,   1999       /s/ Vijay Joshi*
     ---------------            ---------------------------------------
                                VIJAY JOSHI



                                TECHLEAD CORPORATION


Date:      June 3,   1999       By: /s/ Prashanth Palakurthi
     ---------------                ------------------------------------
                                Name: Prashanth Palakurthi
                                Title: CEO


                            * By Prashanth Palakurthi
                                 Attorney-in-Fact

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  14  OF  17  PAGES
---------------------                               ----------------------------

                                    EXHIBITS


       The following documents are filed herewith:

(a) Joint Filing Agreement dated as of June 3, 1999 by and among NSA Investments, LLC, Anupam Dokeniya, Prashanth Palakurthi, Ramgopal Rao, Vijay Joshi and Techlead Corporation, together with a Power of Attorney of Ramgopal Rao and Vijay Joshi.

(b) NSA's Transactions in the Common Stock of the Corporation in the past 60 days.

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  15  OF  17  PAGES
---------------------                               ----------------------------

                                    EXHIBIT A

                             JOINT FILING AGREEMENT


The undersigned hereby agree that the Statement on Schedule 13D dated as of June 3, 1999, to which this Agreement is an Exhibit and any further amendments thereto executed by each of us is and shall be filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(f) under the Securities Exchange Act of 1934, as amended.


                                         NSA INVESTMENTS, LLC


Date: as of June 3, 1999                 By: /s/ Anupam Dokeniya
                                            ------------------------------------
                                            Anupam Dokeniya, a Manager


                                         /s/ Anupam Dokeniya
Date: as of June 3, 1999                 ---------------------------------------
                                         ANUPAM DOKENIYA

                                         /s/ Prashanth Palakurthi
Date: as of June 3, 1999                 ---------------------------------------
                                         PRASHANTH PALAKURTHI

                                         /s/ Ramgopal Rao
Date: as of June 3, 1999                 ---------------------------------------
                                         RAMGOPAL RAO

                                         /s/ Vijay Joshi*
Date: as of June 3, 1999                 ---------------------------------------
                                         VIJAY JOSHI


                                         TECHLEAD CORPORATION


                                         By: /s/ Prashanth Palakurthi
Date: as of June 3, 1999                    ------------------------------------
                                         Name:  Prashanth Palakurthi
                                         Title: CEO


                             *By Prashanth Palakurthi,
                                 Attorney-in-Fact

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  16  OF  17  PAGES
---------------------                               ----------------------------


                               POWER OF ATTORNEY

    Each individual whose signature appears below constitutes and appoints Prashanth Palakurthi his true and lawful attorney-in-fact and agent with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign and deliver a Schedule 13D report related to the investment by NSA Investments LLC in Marcam Solutions, Inc., and all subsequent amendments to said Schedule 13D, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done or by virtue hereof.

    IN WITNESS WHEREOF, the undersigned have each executed this document as of this 3rd day of June 1999.


WITNESS:

/s/ Anupam Dokeniya                         /s/ Ramgopal Rao
-----------------------------------        -----------------------------------
Name: Anupam Dokeniya                      Ramgopal Rao

/s/ Jaishree Vijay                         /s/ Vijay Joshi
-----------------------------------        -----------------------------------
Name: Jaishree Vijay                       Vijay Joshi

---------------------                               ----------------------------
CUSIP NO.  56614A107               13D               PAGE  17  OF  17  PAGES
---------------------                               ----------------------------

                                    EXHIBIT B

  NSA'S TRANSACTIONS IN THE COMMON STOCK OF THE CORPORATION IN THE PAST 60 DAYS


NUMBER OF SHARES        DATE               NUMBER OF SHARES           DATE
                      PURCHASED                                    PURCHASED
-------------------------------            ---------------------------------
   8,700               22-Apr                    5,500                7-May
      50               22-Apr                    5,000                11-May
   2,000               23-Apr                   10,000                12-May
  10,000               23-Apr                    2,500                12-May
   2,000               23-Apr                      700                12-May
  55,500               26-Apr                      800                12-May
  14,500               26-Apr                      500                13-May
  17,250               26-Apr                    2,000                13-May
  19,837               27-Apr                    8,585                13-May
  13,400               27-Apr                   19,600                17-May
   2,000               28-Apr                    5,000                17-May
   4,000               28-Apr                    3,000                17-May
   3,000               28-Apr                      200                18-May
   2,000               28-Apr                    2,000                19-May
   9,000               29-Apr                    1,000                19-May
   3,000               29-Apr                    1,000                19-May
   4,500               30-Apr                    2,000                19-May
   2,000               30-Apr                    1,900                19-May
   5,000               30-Apr                    7,000                19-May
   1,000               30-Apr                    9,250                20-May
   2,706               30-Apr                   11,100                20-May
   1,000               30-Apr                    1,000                20-May
  17,000                3-May                    2,000                20-May
   4,500                3-May                    2,000                20-May
  28,590                3-May                    2,000                20-May
     410                3-May                    1,800                21-May
   2,000                4-May                    5,000                21-May
   4,000                5-May                    6,000                21-May
   1,200                5-May                   30,400                28-May
   4,000                5-May                    1,000                1-Jun
   1,200                5-May                    4,000                1-Jun
   7,000                6-May                    1,000                1-Jun
  10,000                6-May                    4,000                1-Jun
  10,000                6-May                    8,600                1-Jun
   2,000                7-May                   89,500                1-Jun
   1,000                7-May                   70,000                2-Jun
   1,300                7-May                  603,578
